FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of May 2010

Commission File Number 1-32575

Royal Dutch Shell plc

(Exact name of registrant as specified in its charter)

30, Carel van Bylandtlaan, 2596 HR The Hague

The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X]      Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ......

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ......

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934..

Yes _______       No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

The following is the text of an announcement released to the London Stock Exchange by Royal Dutch Shell plc on 25th May 2010

DIRECTOR DECLARATION

Further to the resolution passed at the Annual General Meeting of Royal Dutch Shell plc (the ‘Company’) on May 18, 2010 to appoint Charles O. Holliday as a Director of the Company with effect from September 1, 2010, the following information is disclosed pursuant to Listing Rule 9.6.13.

Pursuant to LR 9.6.13R (1) Mr Holliday is currently a Director of Bank of America Corporation and Deere & Company. He was Chief Executive Officer and Chairman of DuPont up to January 2009 and December 2009 respectively.

There is no information to disclose pursuant to Listing Rule 9.6.13 (2) to Listing Rule 9.6.13 (6) inclusive.

May 25, 2010

Mark Edwards
Deputy Company Secretary
Royal Dutch Shell plc

This Report on Form 6-K is incorporated by reference into:

a) the Registration Statement on Form F-3 of Royal Dutch Shell plc and Shell International Finance B.V. (Registration Numbers 333-155201 and 333-155201-01); and
b) the Registration Statements on Forms S-8 of Royal Dutch Shell plc (Registration Numbers 333-126715 and 333-141397).

SIGNATURES

Pursuant to the requirements of the Securities Exchange act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Dutch Shell plc
(Registrant)

By: M Edwards

Name: M Edwards Title: Deputy Company Secretary

Date: 25 May 2010